

September 20, 2023

Raj Mehra, Ph.D.
Chief Executive Officer
SEELOS THERAPEUTICS, INC.
300 Park Avenue, 2nd Floor
New York, NY 10022

> **Re: SEELOS THERAPEUTICS, INC.**
> **Registration Statement on Form S-3**
> **Filed September 15, 2023**
> **File No. 333-274533**

Dear Raj Mehra:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, act-ion or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Samantha Eldredge